Exhibit 99.2

Team,

Today is an exciting day for JetPay!

NCR Corporation, one of the world’s leaders in handling consumer transactions and interactions, has announced a definitive agreement to acquire JetPay. When the transaction is finalized, you will be part of a global organization with 34,000 employees that handles 760 million transactions each day and has a 134-year history of innovation in commerce.

NCR plans to use JetPay’s innovative payments platform, as well as its Human Capital Management offerings, as part of its enterprise POS offerings across retail and hospitality.

By becoming part of NCR, JetPay will significantly expand its reach and scale, which can also lead to exciting new opportunities and career development.

NCR Chief Executive Officer Mike Hayford has recorded a video to introduce you to NCR, and to welcome you to the NCR family. Additionally, Paul Langenbahn, EVP and President of NCR’s Commerce Business Unit, and other members of NCR’s senior leadership team will be in JetPay’s Allentown and Dallas offices later today to meet you, give you more information on NCR and to answer your questions.

We encourage you to read the press release, which further outlines the details around the acquisition.

We will continue to communicate with you about our progress throughout this process, but for now, we ask that you continue to do what you do best – focus on meeting the needs of JetPay’s customers. Please remember that, until the transaction closes, we will continue to operate as two independent companies in the marketplace and it remains business as usual.

We also encourage you to reach out with any questions you may have. We have included a preliminary Q&A below, and you can also send any questions to jetpayquestions@ncr.com and we will get back to you soon.

It is an extremely exciting time for JetPay and NCR, as well as our respective customers and employees.

Our best,

Diane Faro	Mike Hayford	Paul Langenbahn
CEO, JetPay	CEO, NCR Corporation	EVP & President, NCR Commerce